



SECURI 07003244 ON

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 21817 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Federal Street Capital, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 Edgewater Place, Suite 425
(No. and Street)

| Wakefield | MA | 01880 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Andrew D. Clapp, President (781) 295-4000
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Darmody, Merlino & Co., LLP
(Name – *if individual, state last, first, middle name*)

| 75 Federal Street, 15th Floor | Boston | MA | 02110 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Andrew D. Clapp, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Federal Street Capital, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

*This report ** contains* (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FEDERAL STREET CAPITAL, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2006

FEDERAL STREET CAPITAL, INC.

FINANCIAL STATEMENTS
DECEMBER 31, 2006

TABLE OF CONTENTS

Darmody, Merlino & Co., LLP
CERTIFIED PUBLIC ACCOUNTANTS
75 Federal Street, Boston, Massachusetts 02110-1997

JOHN P. DARMODY, CPA - 1938 - 1961
PHILIP P. MCDONNELL, CPA - 1962 - 1995

FRANK A. MERLINO, CPA
GEORGE J. MCDONALD, CPA
ROBERT J. BOYLE, CPA
A. DENNIS BARBO, CPA
MICHAEL L. MEYERS, CPA
JOSEPH G. FAVUZZA, CPA

(617) 426-7300
FAX (617) 426-2245
http://www.darmodymerlino.com

## Independent Auditor's Report

To the Board of Directors and Stockholders
Federal Street Capital, Inc.
Wakefield, Massachusetts

We have audited the accompanying balance sheet of Federal Street Capital, Inc. (a Massachusetts corporation) as of December 31, 2006, and the related statements of operations and deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Federal Street Capital, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

*Darmody, Merlino & Co., LLP*

February 21, 2007

# FEDERAL STREET CAPITAL, INC.

## BALANCE SHEET - DECEMBER 31, 2006

### ASSETS

| | | |
|---|---|---|
| CURRENT ASSETS: | | |
| Cash and cash equivalents | $ 25,780 | |
| Due from related party | 16,667 | |
| Total current assets | | $42,447 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| CURRENT LIABILITIES: | | |
| Accrued expenses | $ 4,400 | |
| Due to related party | 4,395 | |
| Deposits from customers | 1,000 | |
| Total current liabilities | | $ 9,795 |
| STOCKHOLDERS' EQUITY: | | |
| Common stock, par value $0.01 per share, authorized and issued 2,000 shares, 1,267.3 shares outstanding | 13 | |
| 732.7 shares in the treasury | ( 748) | |
| Additional paid-in capital | 42,485 | |
| Retained earnings - EXHIBIT B | ( 9,098) | |
| Total stockholders' equity | | 32,652 |
| Total liabilities and stockholders' equity | | $42,447 |

The accompanying notes are an integral part of these financial statements.

# FEDERAL STREET CAPITAL, INC.

## STATEMENT OF OPERATIONS AND DEFICIT
## FOR THE YEAR ENDED DECEMBER 31, 2006

| | | |
|---|---|---|
| OPERATING REVENUES: | | |
| Professional fees | $22,200 | |
| Placement fees | 60,918 | |
| Total operating revenues | | $ 83,118 |
| OPERATING EXPENSES: | | |
| Commission and consulting expenses | 55,268 | |
| Administrative services | 19,800 | |
| Accounting and auditing | 8,700 | |
| Regulatory fees and licenses | 7,795 | |
| Rent expense | 6,000 | |
| Insurance | 2,861 | |
| Legal expense | 2,720 | |
| Taxes | 581 | |
| Office expense | 522 | |
| Total operating expenses | | 104,247 |
| OPERATING LOSS | | ( 21,129) |
| OTHER INCOME: | | |
| Interest income | | 395 |
| NET LOSS | | ( 20,734) |
| DEFICIT, JANUARY 1, 2006 | | 11,636 |
| DISTRIBUTIONS | | - |
| RETAINED EARNINGS, DECEMBER 31, 2006 - EXHIBIT A | | $( 9,098) |

The accompanying notes are an integral part of these financial statements.

# FEDERAL STREET CAPITAL, INC.

## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED DECEMBER 31, 2006

### INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

| | | |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net loss | | $(20,734) |
| Adjustment to reconcile net loss to net cash used in operating activities: | | |
| Increase in deposits from customers | $ 1,000 | |
| Increase in due from related party | (16,667) | |
| Increase in due to related party | 4,395 | |
| Decrease in accrued expenses | ( 593) | |
| Total adjustments | | (11,865) |
| Net cash used in operating activities | | (32,599) |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | |
| Additional capital contributions by shareholders | | 36,000 |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | | 3,401 |
| CASH AND CASH EQUIVALENTS, JANUARY 1, 2006 | | 22,379 |
| CASH AND CASH EQUIVALENTS, DECEMBER 31, 2006 | | $ 25,780 |

### SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

| | |
|---|---|
| CASH PAID DURING THE YEAR FOR: | |
| Income taxes | $ 581 |

The accompanying notes are an integral part of these financial statements.

FEDERAL STREET CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

Note 1: SUMMARY OF BUSINESS OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Organization:

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

The Company's operations consist of selling private venture capital interests in various investments.

Cash and Cash Equivalents:

The Corporation considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

Income Taxes:

The Company, with the consent of its stockholders, filed an election with the Internal Revenue Service to be classified as an S corporation for Federal and state income tax purposes. Consequently, the stockholders are generally taxed on their proportionate share of the Company's taxable income. These financial statements reflect only a minimum state income tax provision.

Use of Estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2: NET CAPITAL REQUIREMENTS

As a member of the National Association of Security Dealers and under Rule 15c3-1 of the Securities and Exchange Act of 1934, the Corporation is required to maintain net capital of $5,000 or 1/5 of the aggregate indebtedness, whichever is greater. Aggregate indebtedness must not exceed net capital, as those terms are defined by a ratio of more than 15 to 1. At December 31, 2006, the Corporation had net capital and required net capital of $32,652 and $5,000, respectively, and its ratio of aggregate indebtedness to net capital was .30 to 1.

Note 3: RELATED PARTY TRANSACTIONS

Placement and professional fees are derived from the sale of venture capital interests in investments which the shareholders of the Corporation are also investors and managers. During the year ended December 31, 2006, the Company received $66,451 and is owed $16,667 in fees from the sale of these interests. The Company also paid $50,873 and owes $4,395 in commissions to officers and shareholders for their part in the placement and managing of these investments.

During the year, the Company entered into an agreement to rent office space from a related party for $500 per month. For the year ended December 31, 2006, rental expense was $6,000. Additionally, Federal Street Capital, Inc. has agreed to pay administrative fees to this related party. For the year ending December 31, 2006, these fees were $19,800.

Note 4: DISCLOSURE OF SIGNIFICANT RISKS AND UNCERTAINTIES

Concentrations:

The Company operates principally in metropolitan Boston and New England. The Company had revenue of $83,118 during 2006 from the sale of interests in venture capital entities under common control.



END